Form 10-K, Exhibit 13
period 1995-09-30
PRODUCTION OPERATORS CORP
filed 1995-12-21
CIK 100712

REVENUES AND OPERATING INCOME BY CATEGORY (dollars in thousands)

for the years ended September 30,          1995       1994        1993      1992       1991

REVENUES FROM SALES AND SERVICES
Contract gas handling services           $71,245    $55,923     $48,676   $49,487    $43,136
Enhanced oil recovery                         --      3,415       3,618     4,733      5,383
Total sales and services                 $71,245    $59,338     $52,294   $54,220    $48,519


OPERATING INCOME BEFORE CORPORATE
OVERHEAD AND INTEREST EXPENSE
Contract gas handling services           $27,180    $19,973     $15,525   $18,055    $13,421
Enhanced oil recovery                         --      1,429       1,774     2,039      2,301
Total operating income                   $27,180    $21,402     $17,299   $20,094    $15,722

MARKET PRICE OF STOCK AND
CASH DIVIDENDS

                                             Market Price       Dividends
                                           High       Low        Declared
FOR THE YEAR ENDED SEPTEMBER 30, 1995
quarter ended:
 December 31                              26-1/4    21-1/4         $.06
 March 31                                 26-3/4    22              .06
 June 30                                  31-1/2    25-3/4          .07
 September 30                             33        28              .07

FOR THE YEAR ENDED SEPTEMBER 30, 1994
quarter ended:
 December 31                              31-3/4    23-3/8          .06
 March 31                                 28-3/4    24-3/8          .06
 June 30                                  28-1/4    24-1/8          .06
 September 30                             26-3/4    22-1/2          .06


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                    OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS
1995 COMPARED TO 1994

Revenues from contract gas handling services were $71,245,000 in fiscal 1995 representing an increase of $11,907,000 (20%) as compared to $59,338,000 in the prior year. These results include enhanced oil recovery (EOR) revenues which were reported separately prior to fiscal 1995 (see Note 9 to the consolidated financial statements). The Company's fleet of revenue producing compression equipment, including customer owned units, averaged a record 330,000 horsepower during the year ended September 30, 1995, a 20% increase as compared to the previous year's average of 276,000 horsepower. Fiscal year 1995 ended with an all time high 377,000 horsepower in service as compared to 296,000 at the end of fiscal 1994. Average realized prices increased three percent during fiscal 1995 primarily due to an increase in international operations where the revenue per horsepower is higher. As of the most recent yearend, the order backlog for owned compression equipment amounted to 39,000 horsepower. Revenues from engineering design, construction and installation were unchanged from the prior year. The significant improvement in the level of applied horsepower is, in management's view, evidence of the secular trend toward outsourcing critical noncore production services, of the type provided by Production Operators, by the larger oil and gas producers and pipeline companies. Management believes that the demand for such total responsibility, high-performance services should remain very strong as the larger oil and gas producers and pipeline companies form strategic alliance relationships with service providers having a proven track record of superior quality, value-added service.

Results of operations for oil and gas producing activities are reported as discontinued operations for fiscal years 1995 and 1994 as further described in
Note 9 to the consolidated financial statements. Revenues from oil and gas producing activities were $8,559,000 in fiscal 1995 as compared to $13,021,000 in the prior fiscal year, a decline of 34%. Production of oil and gas in fiscal 1995 was 396,000 barrels of oil and 1,439,000 mcf of gas as compared to 576,000 barrels of oil and 2,379,000 mcf of gas in the prior fiscal year. Average realized prices in the most recent year were $16.11 per barrel of oil and $1.51 per mcf of gas as compared to $14.33 and $2.00, respectively, a year ago.

As previously noted the Company discontinued separate segment reporting for enhanced oil recovery services, effective as of the beginning of fiscal 1995, due to the decline in EOR operations and its same basic business focus of operating compression equipment. Prior thereto EOR was comprised of the operation of two carbon dioxide pipelines in west Texas, the SACROC and Comanche Creek systems. At December 31, 1994 the contract to operate the customer owned SACROC pipeline expired. Given the negligible income generated from the remaining Comanche Creek pipeline, management included it in the plan of disposal as indicated in Note 9 to the consolidated financial statements.

Other revenues, consisting principally of rents, interest, dividends and sales of assets, were $1,556,000 in the 1995 fiscal year as compared to $2,073,000 in fiscal 1994. The decline in fiscal 1995 was caused by a reduction in the Company's holdings of marketable securities as compared to the previous fiscal year.

Total operating income from contract gas handling services (revenues less cost of services, depreciation, depletion and amortization) increased $5,778,000 (27%) to $27,180,000 for fiscal year 1995 as compared to $21,402,000 in the preceding year. The significant improvement is attributable to the record level of applied compression horsepower as previously discussed as well as the expansion of the Company's operations in South America.

In October 1994 the Company was awarded its first job in Argentina, a turnkey
contract for 10,500 horsepower.   Construction of the jobsite,  startup of the
compressor units and commencement of a second larger project occurred in fiscal 1995. Additionally, during the fiscal 1995 third quarter, the Company's wholly owned Venezuelan subsidiary completed construction of a large-scale water injection facility which is being operated for an affiliate of Petroleos de Venezuela, S.A.

In April 1995 the Company announced that Production Operators, Inc. and Amoco Production Company's U.S. Operating Group had agreed to form an alliance whereby the Company would gradually assume operating responsibilities for Amoco's field compression fleet, within the lower 48 states, constituting units up to 2,500 horsepower. The objective of the alliance is to lower Amoco's field compression and related gas handling costs by leveraging Production Operators' specialized operating skills thereby enhancing both companies' profitability and competitive position within their respective industries. Both companies are actively coordinating their capital and human resources to build a uniquely compatible infrastructure and working relationship to realize those goals.

During fiscal 1995 general and administrative expenses were essentially the same as in the preceding year. Interest expense, net of amounts allocated to discontinued operations, in fiscal year 1995 was $1,100,000 compared to none in the prior year as a result of higher bank borrowings in the year just ended. Reference is made to the Liquidity and Capital Resources section later in this report for further discussion.

The provision for depreciation, depletion and amortization increased $2,169,000 (25%) to $10,855,000 for the year ended September 30, 1995 versus
$8,686,000 last year. The change is indicative of the strong growth in the Company's applied fleet horsepower. The increase in depreciation was slightly mitigated by the adoption of a longer depreciable life for certain compressor components primarily as related to the additional investment associated with lean burn, low emission compressor packages. This adjustment was consistent with the Company's depreciation policy, as disclosed in Note 1 to the consolidated financial statements, and did not materially affect results of operations for the year.

Income tax expense for fiscal 1995 was $7,008,000 at an average effective tax rate of 33.4%, as compared to $5,824,000 (34.6%) in the preceding fiscal year. The 1995 rate was reduced principally by foreign tax credits. During fiscal 1994 the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS No. 109) which mandated a change in the method used to measure and
recognize deferred income taxes.   This standard requires that a deferred tax
liability or asset be recorded to reflect the income tax expense or benefit that results from the recognition of temporary differences. Temporary differences arise from the variations in the timing of the recognition of income and expenses for financial reporting and tax purposes. Adoption of SFAS No. 109 in fiscal 1994 resulted in a cumulative positive adjustment of $200,000 in the restatement of deferred federal and state taxes.

RESULTS OF OPERATIONS
1994 COMPARED TO 1993

Revenues from contract gas handling services were $59,338,000 representing an increase of $7,044,000 (13%) in fiscal 1994 as compared to $52,294,000 the prior year. This core business segment includes the operating results of enhanced oil recovery (EOR) services excluding the discontinued Comanche Creek pipeline results, which were previously reported separately (see Note 9 to the consolidated financial statements). The Company's fleet of revenue producing compression equipment, including customer owned units, averaged 276,000 horsepower during the year ended September 30, 1994 as compared to the previous year's average of 227,000 horsepower, a 22% increase. Fiscal year 1994 ended with 296,000 horsepower in service as compared to 254,000 at the end of fiscal 1993. Average realized prices decreased five percent during fiscal 1994 as a result of change in mix due both to an increase in the average unit size, as measured in horsepower, and a higher proportion of contract operated, customer owned units where revenue per horsepower is lower. The increase in the average horsepower per unit impacts pricing because capital cost and revenue per horsepower both decrease as average unit size increases. Installation, demobilization and revamp revenues increased in 1994 because of a large number of new horsepower starts while revenues for design, engineering and construction of compressor sites and related facilities declined principally due to lower construction activity. The considerable improvement in the level of applied horsepower is, in management's view, further evidence of the trend towards outsourcing specialized production services, of the kind provided by Production Operators, by the larger oil and gas producers and pipeline companies. Management believes that the strong demand for such total responsibility, high-performance services should continue as the Company's customers develop alliances with service providers having a demonstrated track record of superior quality, value-added service. The Company's yearend backlog of equipment committed under contract was 75,000 horsepower, the largest as well as the longest (through June 1995) backlog in the Company's 33 year history. In the EOR operating area, revenues were approximately the same in fiscal 1994 as compared to the prior year. EOR service operations continue to be adversely impacted by low oil prices and thus have become increasingly less significant to the Company's overall business. The SACROC pipeline continues to operate at significantly reduced volumes and the current contract to operate the pipeline expires December 31, 1994. As discussed in prior public reports, the market for inert gas injectants, including CO2, for tertiary oil recovery will remain depressed while the current low oil price environment persists.

Results of operations from oil and gas producing activities are reported as discontinued operations in the Company's financial statements for fiscal years 1994 and 1993 as further described in the notes thereto. Revenues from oil and gas producing activities were $13,021,000 in fiscal 1994 as compared to $14,917,000 in the prior fiscal year, a decline of 13%. Production on a barrel of oil equivalent (BOE) basis was flat in fiscal 1994 as compared to 1993 but prices declined substantially. Production of oil and gas in fiscal 1994 was 576,000 barrels of oil and 2,379,000 mcf of gas as compared to 658,000 barrels of oil and 1,896,000 mcf of gas in the prior fiscal year. Average realized prices in the most recent year were $14.33 per barrel of oil and $2.00 per mcf of gas as compared to $16.50 and $2.14, respectively, a year ago.

Other revenues, consisting of rents, interest, dividends and sales of assets, were $2,073,000 in the 1994 fiscal year as compared to $1,524,000 in fiscal 1993. The improvement primarily related to the sale of an oil and gas producing property and capital gains realized on sales of marketable securities.

Total operating income from contract gas handling services (revenues less cost of services, depreciation, depletion and amortization) increased $4,103,000 (24%) in fiscal year 1994 as compared to fiscal 1993. The increased profitability is attributable to the significant gain in applied horsepower as described in the preceding discussion of revenues. Repair, overhaul and mobilization expenses have remained at high levels related to the continued deployment of the additional horsepower. Management anticipates that this favorable trend in earnings should continue based on the record equipment backlog and a strong customer inquiry rate.

In October 1994 the Company was awarded a turnkey contract for 10,500
horsepower, its first job in Argentina.   Construction of the jobsite will
commence in the fiscal 1995 first quarter with installation and startup of the compressor units to occur in the following quarter. We also were awarded our first operating contract in Canada during fiscal 1994 and the unit started in November 1994. Management is optimistic regarding the prospect for continued growth in both of these countries as well as further expansion of its operations in Venezuela where the Company has been engaged in contract gas compression services for approximately four years.

During fiscal 1994 general and administrative expenses increased $270,000 (4%) compared to the preceding year. Interest expense for both fiscal 1994 and 1993 has been fully allocated to discontinued operations as described in Note 9 to the consolidated financial statements.

The provision for depreciation, depletion and amortization increased to $8,686,000 for fiscal 1994 from $7,511,000 in the prior year due to the additions to the Company's compression fleet in 1994. The growth in depreciation was slightly mitigated by the adoption of a longer depreciation life for the Company's lean burn, low emission engines which have been developed to meet the requirements of the Federal Clean Air Act. The impact of this change on earnings was not significant.

Income tax expense for fiscal 1994 was $5,824,000, an average effective tax rate of 34.6%, as compared to $3,757,000 (30.2%) in the preceding fiscal year. During the fiscal year, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109) which mandated a change in the method used to
measure and recognize deferred income taxes.   This new standard requires that
a deferred tax liability or asset be recorded to reflect the income tax expense or benefit that results from the recognition of temporary differences. Temporary differences arise from the differences in the timing of the recognition of income and expenses for financial reporting and tax purposes. Adoption of SFAS No. 109 in fiscal 1994 resulted in a cumulative positive adjustment of $200,000 in the restatement of deferred federal and state taxes.


Liquidity and Capital Resources

As of September 30, 1995 the Company's cash position was $985,000 versus $1,037,000 at the close of the prior fiscal year. The principal sources of cash during the year were internally generated funds from operating activities of $24,338,000, proceeds from the sales of marketable securities and property and equipment of $6,440,000 and additional bank borrowings totaling $40,005,000. The primary uses of cash during the year were capital expenditures of $63,272,000 and payment of dividends amounting to $2,627,000.

Accounts receivable for sales and services and construction increased $8,745,000 to $23,327,000 at September 30, 1995 as compared to $14,582,000 at the prior yearend principally due to outstanding progress billings on construction work in Argentina where the Company began operations during fiscal 1995. Current tax benefits totalled $2,785,000, the majority of which is related to the discontinuance of the Company's oil and gas operations and related asset writedowns. Prepaid expenses increased by $3,259,000 from the prior year to a September 30, 1995 balance of $4,956,000 primarily related to value-added tax prepayments in Argentina. Net assets of discontinued operations at September 30, 1995 and 1994 were $8,981,000 and $18,981,000, respectively, and are shown on the accompanying consolidated balance sheets for both years as current assets. The 1995 balance has been reduced by a pretax provision as further described in Note 9 to the consolidated financial statements. Long-term receivables and other assets reflect a $2,646,000 increase from the prior yearend primarily due to expansion of international operations. Senior term notes increased $40,005,000 during fiscal 1995 to $46,005,000 at September 30, 1995 as increased demand for turnkey compression services resulted in capital expenditures at record levels.

In response to increased capital spending, the Company amended its revolving credit agreement with two banks, in the fiscal 1995 third quarter, to increase the available borrowing capacity from $20,000,000 to $50,000,000. In addition, the available line under a second short-term credit facility was increased from $5,000,000 to $10,000,000. Specific additional information concerning these and other existing credit facilities is set forth in Note 3 to the consolidated financial statements. The Company's liquidity needs for the next fiscal year are expected to be satisfied principally by cash flows from operations, proceeds on the sale of assets from discontinued operations and additional bank borrowings as needed.

CONSOLIDATED STATEMENTS OF INCOME (dollars in thousands except per share data)

for the years ended September 30,                  1995         1994      1993
REVENUES
Sales and services                              $71,245      $59,338   $52,294
Other income                                      1,556        2,073     1,524
                                                 72,801       61,411    53,818
COSTS AND EXPENSES
Cost of sales and services                       33,210       29,250    27,484
Depreciation, depletion and amortization         10,855        8,686     7,511
General and administrative expenses               6,651        6,659     6,389
Interest and debt expenses                        1,100           --        --
                                                 51,816       44,595    41,384
Income before income taxes                       20,985       16,816    12,434
Provision for income taxes                        7,008        5,824     3,757
Income from continuing operations                13,977       10,992     8,677
Discontinued Operations
 Operating income (loss), net of income taxes      (449)       1,005     2,796
  Provision for disposal, net of income taxes    (6,702)          --        --
  Income (loss) from discontinued operations     (7,151)       1,005     2,796
Income before cumulative effect of change in
 accounting principle                             6,826       11,997    11,473
Cumulative effect of change in accounting
 principle (SFAS No. 109)                            --          200        --
Net income                                      $ 6,826      $12,197   $11,473


NET INCOME PER SHARE

Primary and fully diluted
 Income from continuing operations              $  1.37      $  1.08     $ .85
 Income (loss) from discontinued operations        (.70)         .10       .28
 Cumulative effect of change in accounting
   principle (SFAS No. 109)                          --          .02        --
 Net income                                     $   .67      $  1.20     $1.13




CONSOLIDATED BALANCE SHEETS (dollars in thousands)

September 30,                                           1995         1994
ASSETS
Current assets:
 Cash and cash equivalents                         $     985    $   1,037
 Marketable securities                                   202        2,589
 Receivables, net:
   Sales and services                                 16,492       13,440
   Construction - work in progress                     6,835        1,142
 Inventories - at cost:
   Compressor parts and supplies                       4,852        4,171
   Construction - work in progress                     2,452        3,524
 Prepaid expenses & other                              4,956        1,697
 Current tax benefit                                   2,785           --
 Net assets of discontinued operations                 8,981       18,981
Total current assets                                  48,540       46,581

Property and equipment:
 Land and buildings                                    8,244        7,756
 Compression and processing equipment                232,908      182,094
 Pipelines                                             6,164        6,164
 Other equipment                                       7,065        6,044
                                                     254,381      202,058
Less accumulated depreciation, depletion
 and amortization                                    (91,386)     (86,573)
                                                     162,995      115,485
Long-term receivable and other assets                  8,697        6,051

                                                   $ 220,232    $ 168,117


LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current liabilities:
 Accounts payable                                  $   9,967    $   6,327
 Accrued liabilities                                   7,829        5,712
 Income taxes payable                                     --          279
Total current liabilities                             17,796       12,318

Senior term notes                                     46,005        6,000
Deferred income taxes                                 17,781       16,093
Stockholders' investment                             138,650      133,706

                                                   $ 220,232    $ 168,117

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT (dollars in thousands)

                                           $1 Par      Additional                   Deferred
                                           Common       Paid-In       Retained    Compensation      Treasury
three years ended September 30,1995         Stock       Capital       Earnings        ESOP            Stock           Total
BALANCE, SEPTEMBER 30, 1992
  10,258,901 shares
  (354,733 in treasury)                   $10,259       $70,228        $38,257       $(1,305)        $(1,894)       $115,545
Net income                                     --            --         11,473            --              --          11,473
Cash dividends of $.22 per share               --            --         (2,212)           --              --          (2,212)
Exercise of options to purchase
  169,500 shares (27,500 shares
  surrendered in payment)                      --           399             --            --             147             546
Deferred compensation
  relating to ESOP Plan                        --            --             --        (2,612)             --          (2,612)
Tax benefits from dividends
  on ESOP shares                               --            --             26            --              --              26
Stock awards - 8,151 shares                    --           222             --            --             (23)            199
BALANCE, SEPTEMBER 30, 1993
  10,258,901 shares
  (204,582 in treasury)                    10,259        70,849         47,544        (3,917)         (1,770)        122,965
Net income                                     --            --         12,197            --              --          12,197
Cash dividends of $.24 per share               --            --         (2,417)           --              --          (2,417)
Exercise of options to purchase
  17,992 shares (182 shares
  surrendered in payment)                      --            81             --            --             150             231
Deferred compensation
  relating to ESOP Plan                        --            --             --           628              --             628
Tax benefits from dividends
  on ESOP shares                               --            --             38            --              --              38
Stock awards - 2,325 shares                    --            58             --            --               6              64
BALANCE, SEPTEMBER 30, 1994
  10,258,901 shares
  (184,447 in treasury)                    10,259        70,988         57,362        (3,289)         (1,614)        133,706
Net income                                     --            --          6,826            --              --           6,826
Cash dividends of $.26 per share               --            --         (2,627)           --              --          (2,627)
Exercise of options to purchase
  50,358 shares                                --           123             --            --             441             564
Deferred compensation
  relating to ESOP Plan                        --            --             --            87              --              87
Tax benefits from dividends
  on ESOP shares                               --            --             40            --              --              40
Stock awards - 2,438 shares                    --            45             --            --               9              54
BALANCE, SEPTEMBER 30, 1995
  10,258,901 shares
  (131,651 in treasury)                   $10,259       $71,156        $61,601       $(3,202)        $(1,164)       $138,650

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (dollars in thousands)

for the years ended September 30,                         1995        1994        1993
CASH FLOWS FROM OPERATING ACTIVITIES

Cash received from customers                           $ 73,772   $ 70,755    $ 69,939
Cash paid to suppliers and employees                    (45,114)   (48,804)    (42,672)
Interest paid                                            (1,620)      (259)        (37)
Income tax paid                                          (4,138)    (3,177)     (2,799)
Interest and dividends received                             717        938         988
Net refund of federal, state and local taxes                 --         --         480
Cash received on claims and other income                    721        533         556
                                                         24,338     19,986      26,455

CASH FLOWS FROM INVESTING ACTIVITIES

Net additions to property and equipment                 (63,272)   (41,217)    (19,176)
Proceeds from sale of property and equipment              3,245      4,533         952
Proceeds from sale of securities                          3,195     11,766      14,450
Purchase of securities                                     (677)      (640)    (13,743)
Other                                                    (4,503)      (690)       (343)
                                                        (62,012)   (26,248)    (17,860)

CASH FLOWS FROM FINANCING ACTIVITIES

Additions to net borrowings
 on long-term senior notes                               40,005      6,000          --
Dividends paid                                           (2,627)    (2,417)     (2,212)
Reduction of ESOP bank loan                                  --       (435)       (870)
(Increase) decrease in deferred compensation
 under Company's ESOP Plan                                   87        628      (2,612)
Cash received upon exercise of stock options                491        204         147
Cash bonus paid upon exercise of stock options             (315)      (113)     (1,364)
Repurchases of stock awards                                 (19)       (21)        (86)
                                                         37,622      3,846      (6,997)

Net increase (decrease) in cash and cash equivalents        (52)    (2,416)      1,598
Cash and cash equivalents at beginning of year            1,037      3,453       1,855

Cash and cash equivalents at end of year               $    985   $  1,037    $  3,453


The accompanying notes are an integral part of these consolidated financial statements.


RECONCILIATION OF NET INCOME TO CASH FLOWS
FROM OPERATING ACTIVITIES (dollars in thousands)

for the years ended September 30,                           1995        1994        1993
Net income                                               $  6,826    $12,197     $11,473

ADJUSTMENTS
Depreciation, depletion and amortization                   14,216     13,710      12,718
Provision for deferred income taxes                         3,963      2,305       1,882
Provision for tax benefits on stock option
 exercises and ESOP dividends                                 427        178       1,787
(Gain)loss on sale of marketable securities                  (131)      (186)        159
Gain on sale of property and equipment                     (1,303)    (1,537)       (254)
(Increase) decrease in receivables                         (6,920)    (2,753)      1,959
Increase in prepaid expenses & other                       (3,259)      (706)       (187)
(Increase) decrease in inventories                            (65)     1,309      (6,064)
(Increase) decrease in long-term receivable
 and other assets                                           1,913     (4,854)        (55)
Increase (decrease) in accounts payable                     3,640     (2,921)      3,646
Increase (decrease) in accrued liabilities                    (38)     2,684         (46)
(Increase) decrease in current tax benefit                 (1,452)        --         480
Increase (decrease) in income taxes payable                  (279)       675      (1,413)
Cumulative effect of change in accounting principle            --       (200)         --
Issuance of stock awards                                       74         85         286
Other                                                          24         --          84
Loss on disposal of discontinued operations                 6,702         --          --
                                                           17,512      7,789      14,982

Net cash provided by operating activities                $ 24,338    $19,986     $26,455

The accompanying notes are an integral part of these consolidated financial statements.




                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

September 30, 1995, 1994 and 1993

1.  Statement of Significant Accounting Policies and
    Other Matters

PRINCIPLES OF CONSOLIDATION

Consolidated financial statements include the accounts of Production Operators Corp (the Company) and its operating subsidiary, Production Operators, Inc., together with its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

BUSINESS SEGMENTS

The Company presently conducts its operations in a single business segment,
contract gas handling  services.   Prior to  fiscal year  1995, the  Company
had operated in two business segments consisting of contract gas handling services, including enhanced oil recovery (EOR), in the oil field services
industry and oil and gas producing operations.   Due to the decline in the
size of the EOR area and the same basic business focus of operating compression equipment, EOR results are included in contract gas handling
services beginning in fiscal 1995.   During  the fourth  fiscal 1995
quarter, the Company announced that management was evaluating plans to exit the oil and gas producing business and to focus its resources exclusively on its core business segment of contract gas handling services. Consequently, a plan of disposal was adopted, as of September 30, 1995, to sell off or otherwise dispose of all existing oil and gas producing properties. Also included in the plan of disposal is the Comanche Creek
pipeline  whose  results,    prior to  fiscal  1995,  were  reported in  EOR.
Accordingly, the results of operations and net assets for oil and gas producing activities and discontinued Comanche Creek pipeline results have been reclassified in the consolidated financial statements as discontinued operations for all periods presented. Reference is made to "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 9 for additional information.

Approximately  34% of the Company's  revenues from  sales and services during the  year ended September 30, 1995  were from two  clients,
one of which  accounted for 10%  or more of  total revenues.   The Company
does not believe that the loss of either of these two clients, or the loss of any other individual client, would have a material adverse impact on its operations. During the two previous fiscal years ended September 30, 1994 and 1993, approximately 27% and 26%, respectively, of the Company's revenues were from its two largest clients.

The Company's revenues are derived principally from sales to clients in the oil and gas industry, including sales to state-owned foreign operating
entities.   This industry concentration  has  the potential  to  impact the
Company's exposure to credit risk, either positively or negatively, because clients may be similarly affected by changes in economic or other conditions. The creditworthiness of this client base is strong and the Company has not experienced significant credit losses on its receivables.

The Company may be exposed to the risk of foreign currency exchange losses in connection with its operations. These losses would be the result of holding net monetary assets denominated in the foreign currency during periods when it is devaluing compared to the U.S. dollar. Such exchange rate losses have not been and are not expected to be material principally because substantially all contracts require payments from clients in U.S. dollars. Additionally, only minimal foreign currency balances are maintained.

REVENUE RECOGNITION

Revenues from sales and services are recognized as the products are delivered and services are performed.

INCOME TAXES

Effective October 1, 1993 the Company adopted Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Under SFAS No. 109 entities are required to measure and report deferred income taxes to reflect the tax consequences on future years of temporary differences between net carrying values and tax bases of assets and
liabilities as of  the end  of  each reporting  period.   The  adoption  of
the new standard resulted in a cumulative positive adjustment to income of $200,000 in the first quarter of fiscal 1994.

CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased having a maturity of three months or less to be cash equivalents.

MARKETABLE SECURITIES

Marketable securities are principally comprised of U.S. Treasury obligations, short-term, high-grade municipal bond funds, preferred stocks and common stocks, which are stated at the lower of cost or market. The securities were stated at cost as of September 30, 1995 and net of a valuation reserve for unrealized losses of $220,000 at September 30, 1994 at which time the aggregate market value was $2,589,000.

RECEIVABLES

Receivables are stated net of allowance for doubtful accounts of $159,000 at September 30, 1995 and $135,000 at September 30, 1994.

INVENTORIES

Inventories consist of (1) parts and supplies recorded at the lower of average cost or market and (2) work in progress which reflects the cost of materials and services related to construction activities. Cost is determined using the average cost method.

RETAIL STORE PROPERTIES

The Company owns five retail store properties, which are leased under agreements that provided rental income of $559,000, $545,000 and $527,000 for the fiscal years ended September 30, 1995, 1994 and 1993, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

In July 1993 the Company's Board of Directors authorized a loan to the Employee Stock Ownership Plan (ESOP) for the purchase by the ESOP of up
to  200,000 shares of  Production Operators Corp  common stock.   The loan is
collateralized during its seven year term by the shares acquired with the proceeds under a promissory note dated August 1, 1993 executed by the trustees of the ESOP in favor of the Company. At September 30, 1995 and 1994, the ESOP had borrowings outstanding under the note in the amount of $3,202,000 and $3,289,000, respectively. Under the terms of the ESOP, the Company is obligated to make contributions to the ESOP which are used to repay the loan to the Company. Therefore, during the term of the loan, the Company holds a note receivable from the ESOP and, concurrently, is required to make future payments to the ESOP for deferred compensation obligations in
the same amount.   Since the Company has  not refinanced the note through a
bank, neither the note receivable nor the corresponding liability is reflected in the consolidated balance sheets.

DEPRECIATION

Property and equipment are recorded  at cost and are depreciated on a
straight-line basis over their estimated useful lives.   The ranges of annual
depreciation percentages  are as follows:  buildings,  3%  to  4%;
compressor units, 8% to 10%; and other equipment, 10% to 50%. Maintenance and repair costs are expensed as incurred.

NET INCOME PER SHARE

Primary net income per share amounts are computed based on the weighted average number of shares of common stock outstanding during the year and include the effect of shares issuable under a stock option plan.

2.  Income Taxes

The Company  and  its  subsidiary  file  a  consolidated  federal  income  tax
return.    The consolidated provision for federal and state income taxes on continuing operations consists of the following:

(thousands) for the years ended September 30,   1995        1994       1993
Currently payable                               $2,618       $3,600    $  104
Noncurrent deferred                              4,390        2,224     3,653
 Total provision                                $7,008       $5,824    $3,757

Deferred  income taxes  result from temporary  differences in the recognition
of revenues and expenses for tax and financial statement purposes.   For
fiscal year 1993, which preceded the adoption of SFAS No. 109 as further described in this Note 2, the sources of these differences and the tax effect of each are as follows:

(thousands) for the year ended September 30,                        1993
Excess of tax over book depletion
 and depreciation                                                 $  265
Excess of tax (gain) loss over book
 gain or loss on sales of property                                  (347)
Costs deferred on books deducted
 for tax purposes                                                  1,149
Revenues recognized on books
 deferred for tax purposes                                           910
Investment tax credit utilization                                    179
Tax benefit from stock option
 exercises and ESOP dividends                                      1,787
Other temporary differences, net                                    (290)
 Total temporary differences                                      $3,653

The primary components of the Company's deferred tax liability for fiscal years including or subsequent to the adoption of SFAS No. 109 are as follows:

(thousands) for the years ended September 30,                  1995     1994
Differences in depreciable, depletable and
 amortizable basis                                          $16,828  $15,191
Income accrued for financial reporting, not yet
 reported for tax                                               891    1,027
Other                                                            62     (125)
 Total deferred tax liability                               $17,781  $16,093

The tax provisions of $7,008,000, $5,824,000 and $3,757,000 for the years ended September 30, 1995, 1994 and 1993, respectively, were different from the amounts resulting from multiplying income before income taxes by the
applicable statutory  tax rates.   The reasons  for these differences are as
follows:

percent of pretax income for years
 ended September 30,                                 1995       1994     1993
Federal income tax at statutory rates                34.0%      34.0%    34.0%
Investment tax credits, net of recapture             (1.5)        .3     (2.8)
State taxes, net of federal benefit                   1.5        2.4       --
Foreign rate differential                             (.1)      (1.4)      --
Other items, net                                      (.5)       (.7)    (1.0)
 Effective tax rate                                  33.4%      34.6%    30.2%

At September 30, 1995 the Company had investment tax credit carryovers of $262,000, which are available to reduce future income taxes payable. In fiscal 1994 the Company adopted SFAS 109 which required a change in the
method used  to compute deferred income taxes.   Such adoption did not have
a material effect on the Company's financial position or results of operations. In conjunction with this adoption, the Company beginning in fiscal 1994 has included in its effective income tax rate the liability
for state  income taxes.   Previously the effect  of state income taxes was
included in cost of goods sold.

3.  Indebtedness

The Company has an unsecured revolving credit facility  with two banks
totaling $50,000,000.   The  credit agreement  is scheduled  to expire
on December 31, 1999, at which time any outstanding borrowings would become due and payable. Borrowings under the facility bear interest at either the prime rate or 43.75 basis points above the London Interbank Offering Rate (LIBOR). The Company is required to pay an annual commitment fee of 17.5 basis points on the unused portion of the facility. At September 30, 1995 the Company had borrowings of $33,000,000 under the agreement.

The agreement contains provisions which, among other things, limit total borrowings to a multiple of cash flow and require the maintenance of a minimum financial ratio of debt to tangible net worth. The agreement also contains restrictions on additional indebtedness, creation of liens and sale of assets. At September 30, 1995 the Company was in compliance with these requirements.

At September 30, 1995 the Company had unsecured lines of credit with three banks totaling $30,000,000. These facilities bear interest generally at the lesser of the prime or commercial paper rates. At September 30, 1995 the Company had borrowings of $13,005,000 under these agreements.

4.  Common Stock and Related Matters

At September 30,  1995 there were 15,000,000  shares of $1.00 par  value common
stock and  500,000 shares  of no  par value  preference stock  authorized.   No
shares of preference stock have been issued.

5.  Employee Thrift, Stock Ownership and Profit Sharing Plans

The Company has a contributory thrift plan (401(k) savings plan) under which the contributions of participating employees are matched by the Company to the extent of 50% of the employee's qualified savings. The Company's contributions to this plan for the years ended September 30, 1995, 1994 and 1993 were $327,000, $306,000 and $297,000, respectively.


The Company's ESOP, established in 1989, covers all full-time employees of the Company's domestic subsidiaries. ESOP contributions are made at the discretion of the Company's Board of Directors. The amounts contributed to the ESOP by the Company for the years ended September 30, 1995, 1994 and 1993 amounted to $818,000, $785,000, and $792,000, respectively. Dividends received by the ESOP Trust and applied to reduction of the ESOP term loan amounted to $119,000, $113,000 and $72,000 for the years ended September 30, 1995, 1994 and 1993, respectively.

The Company has a noncontributory profit sharing plan covering all full-time employees of the Company's domestic subsidiaries. Concurrent with the establishment of the ESOP in fiscal 1989, contributions to the profit sharing plan were suspended until all indebtedness related to the ESOP has been paid. At September 30, 1995 the ESOP had borrowings outstanding in the amount of $3,202,000.

6.  Stock Options

Under the Company's long-term incentive plan, the option price or restricted stock value is the fair market value of its shares on the date of grant. Stock options generally are exercisable at the rate of 25% per year beginning one year after the date of grant and expire ten years after grant date. Restricted stock vests beginning one year after grant date and is fully vested three years after grant date. No accounting recognition is given to stock options until they are exercised, at which time the option price received is credited to the equity account and shares are issued. The fair market value of restricted stock at the time of grant is charged to reported earnings over the vesting period. At September 30, 1995 stock options and restricted stock were held by 28 employees.

The following is a summary of stock options and restricted stock:

1995                                             Shares         Price
Options outstanding October 1, 1994             350,346    $ 4.375-$31.50
Options and restricted stock granted             85,552     23.875- 31.50
Options canceled                                     --        -- -    --

Options exercised                               (50,358)     4.375- 17.00

Options outstanding
 September 30, 1995                             385,540      4.375- 31.50

Shares reserved for future grants               382,860

1994                                             Shares        Price
Options outstanding October 1, 1993             289,575    $ 4.375-$28.25
Options granted                                  93,288     24.25 - 25.00
Options canceled                                (14,525)    15.50 - 28.25
Options exercised                               (17,992)     4.375- 17.00

Options outstanding
 September 30, 1994                             350,346      4.375- 28.25
Shares reserved for future grants               468,412

Options are granted under the 1992 Long-Term Incentive Plan which received shareholder approval at the Company's February 1993 annual meeting. The 1992 Plan has a 10 year term and authorizes 700,000 shares for future grants.

7.  Commitments and Contingencies

The  oil and gas  industry has  experienced increased  scrutiny by  federal and
state agencies  regarding various environmental issues.   Management  is of the
opinion that the Company has no material exposure at this time.

The Company leases vehicles under operating leases. Total operating lease rental expense was $1,083,000 for fiscal 1995. Aggregate future rentals subject to noncancelable leases are as follows: 1996 - $1,263,000; 1997 - $715,000 and 1998 - $266,000.

8. Quarterly Financial Data (Unaudited)

(thousands except per share data)        First     Second       Third   Fourth
Quarters in Fiscal Year Ended
 September 30, 1995
Revenues                               $16,810    $17,465     $18,658   $19,868
Income (loss) after tax
  Continuing operations                  3,167      3,152       3,576     4,082
  Discontinued operations                  (89)      (115)        (42)   (6,905)
Net income (loss)                        3,078      3,037       3,534    (2,823)
Income (loss) per share after tax
  Continuing operations                  $ .31      $ .31       $ .35      $.40
  Discontinued operations                 (.01)      (.01)         --      (.67)
  Total                                    .30        .30         .35      (.27)
Quarters in Fiscal Year Ended
 September 30, 1994
Revenues                               $15,224    $15,311     $15,454   $15,422
Income before cumulative
 effect of change in accounting
 principle
  Continuing operations                  2,774      2,547       2,593     3,078
  Discontinued operations                   77        295         436       197
Net income                               3,051      2,842       3,029     3,275
Income per share before
 cumulative effect of change in
 accounting principle
  Continuing operations                  $ .27      $ .25       $ .26     $ .30
  Discontinued operations                  .01        .03         .04       .02
  Cumulative effect of change in
   accounting principle (SFAS 109)         .02         --          --        --
Net income per share                       .30        .28         .30       .32

9.  Discontinued Operations

In the fourth quarter of fiscal 1995, the Company decided to sell or otherwise dispose of its oil and gas producing operations and management initiated negotiations with interested parties. As of September 30, 1995, oil and gas production activities have been classified as discontinued operations. In connection with this discontinuance, the Company recorded a fourth quarter charge of $6.7 million, net of related income tax benefits of $3.6 million. This provision includes a writedown of oil and gas properties to net realizable value and the estimated costs of disposing of these operations, less the expected applicable tax benefits. Also included in the discontinuation is a plan to dispose of or reapply the Comanche Creek pipeline which, prior to fiscal 1995, had been reported in the Company's enhanced oil recovery operations. The operating results for each period presented include the effect of allocating interest expense to discontinued operations.

Operating results of the discontinued operations were as follows:

(thousands) for the years ended September 30,     1995        1994      1993
Operating revenues                             $ 9,198     $14,055   $18,334
Income (loss) from operations                  $  (690)    $ 1,516   $ 4,094
Income tax expense (benefit)                      (241)        511     1,298
Income (loss) after income taxes               $  (449)    $ 1,005   $ 2,796

The fiscal 1995 provision for estimated loss on disposal is set forth below:

(thousands) for the year ended September 30,                             1995
Estimated loss on sale or other disposition                           $10,252
Expected future operating loss                                             59
Income tax benefit                                                     (3,609)
Loss after income tax benefit                                         $ 6,702

Selected Financial Data - unaudited (dollars in thousands except per share data)<F1>

for the years ended September 30,                        1995         1994         1993        1992
Operations
Revenues
 Contract gas handling services                      $ 71,245     $ 55,923     $ 48,676    $ 49,487
 Enhanced oil recovery                                     --        3,415        3,618       4,733
                                                       71,245       59,338       52,294      54,220
 Other income                                           1,556        2,073        1,524       2,048
     Total                                             72,801       61,411       53,818      56,268

Costs & Expenses
 Cost of sales & services                             33,210       29,250       27,484      27,141
 Depreciation, depletion & amortization               10,855        8,686        7,511       6,985
 General & administrative                              6,651        6,659        6,389       6,106
 Interest & debt                                       1,100           --           --         776
 Income from continuing operations
 before income taxes                                  20,985       16,816       12,434      15,260
 Income tax provision                                  7,008        5,824        3,757       4,589
Income from continuing operations                   $ 13,977     $ 10,992     $  8,677    $ 10,671

Net income                                          $  6,826     $ 12,197     $ 11,473    $ 12,681
Weighted average shares outstanding                   10,203       10,180       10,163       9,260
Shares outstanding at yearend                         10,127       10,074       10,054       9,904

Capital expenditures                                 $63,272      $41,217      $19,176     $15,589

Per Common Share Data
Stockholders' investment                              $13.69       $13.27       $12.23      $11.67
Cash dividends                                           .26          .24          .22         .20
Income from continuing operations                       1.37         1.08          .85        1.15
Net income                                               .67         1.20         1.13        1.37

Financial Position
Total assets                                        $220,232     $168,117     $149,829    $138,650
Senior long-term debt                                 46,005        6,000          435       1,305
Convertible subordinated debentures                       --           --           --          --
Stockholders' investment                             138,650      133,706      122,965     115,545


Other Data
Yearend revenue producing horsepower                 377,000      296,000      254,000     227,000
Return on equity<F3>                                    10.3%         9.3%         9.6%       15.2%
Number of employees                                      437          414          387         383

for the years ended September 30,                       1991         1990         1989       1988

Operations
Revenues
 Contract gas handling services                     $ 43,136     $ 32,945     $ 30,210   $ 26,361
 Enhanced oil recovery                                 5,383        5,833        9,845      9,166
                                                      48,519       38,778       40,055     35,527
 Other income                                            775          968        1,145      1,003
     Total                                            49,294       39,746       41,200     36,530


Costs & Expenses
 Cost of sales & services                             26,371       22,778       24,757     23,639
 Depreciation, depletion & amortization                6,426        5,544        6,196      5,720
 General & administrative                              5,079        4,976        4,560      3,956
 Interest & debt                                       2,954        1,913        1,742      1,507
Income from continuing operations
  before income taxes                                  8,464        4,535        3,945      1,708<F2>
  Income tax provision                                 2,893        1,538        1,334        589
 Income from continuing operations                  $  5,571     $  2,997     $  2,611   $  1,119


 Net income                                         $  7,268     $  5,457     $  4,522   $  2,680
 Weighted average shares outstanding                   7,328        7,151        6,977      6,941
 Shares outstanding at yearend                         7,569        6,900        6,848      6,839

 Capital expenditures                                $39,657      $21,195      $16,485     $8,362

Per Common Share Data

 Stockholders' investment                              $6.71        $4.93        $4.25      $4.16
 Cash dividends                                          .16          .16          .16        .16
 Income from continuing operations                       .76          .42          .37        .16
 Net income                                              .99          .76          .65        .39

Financial Position
 Total assets                                       $120,162      $83,506      $73,298    $65,941
 Senior long-term debt                                27,870       13,090       11,059      5,800
 Convertible subordinated debentures                  21,245       21,245       21,245     21,245
 Stockholders' investment                             50,777       33,987       29,086     28,469

Other Data

 Yearend revenue producing horsepower                220,000      175,000      162,000    146,700

 Return on equity<F3>                                   17.1%        17.3%        15.7%       9.4%
 Number of employees                                     388          331          332        308


<F1>Operating  results  for  years  presented  prior  to  1995  have  been restated  to  remove  the  effect  of discontinued operations except for net income and net income per share.
<F2>The 1988 income  from  operations  before  income taxes  is  affected  by a  fourth  quarter  provision of
    $1,700,000 to reduce the carrying amount of the receivable from joint venture.
<F3>Return on equity  is calculated by dividing net income  by average stockholders' investment except for  1995 where income from continuing operations is used instead of net income.

                 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


TO THE STOCKHOLDERS OF PRODUCTION OPERATORS CORP:

We have audited the accompanying consolidated balance sheets of Production Operators Corp (a Delaware Corporation) and subsidiary as of September 30, 1995 and 1994, and the related consolidated statements of income, stockholders' investment and cash flows for each of the three years in the period ended September 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Production Operators Corp and subsidiary as of September 30, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.


Arthur Andersen LLP


Houston, Texas
November 15, 1995